SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                   ------------------------------------------

                                (Amendment No. 1)

                   ------------------------------------------


                              UNITED RENTALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   911363 10 9
                                 (CUSIP number)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:


                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [x] Rule 13d-1(d)


    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
           Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                               (Page 1 of 7 Pages)




NYFS01...:\02\78502\0003\1798\SCHD247K.150

------------------------------------------------------        -----------------------------------------
CUSIP No.               911363 10 9                     13G                Page 2 of 7 Pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:            JOHN N. MILNE
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                             ###-##-####
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [X]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              CANADA
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER:              2,392,857
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         250,000
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       2,142,857

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                2,392,857
                  OWNED BY REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    3.5%

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            IN

-------------------------------------------------------------------------------------------------------


                              Page 2 of 7 pages

Item 1

     (a)   Name of Issuer:

           United Rentals, Inc. (hereinafter referred to as the "Company")

     (b)   Address of Issuer's Principal Executive Offices:

           Four Greenwich Office Park
           Greenwich, Connecticut  06830

Item 2

     (a)   Name of Person Filing:

           See Item 1 of the Cover Page attached hereto.

     (b)   Address of Principal Business Office or, if none, Residence:

           c/o United Rentals, Inc.
           Four Greenwich Office Park
           Greenwich, Connecticut  06830

     (c)   Citizenship:

           See Item 4 of the Cover Page attached hereto.

     (d)   Title of Class of Securities:

           Common Stock, par value $0.01 per share (hereinafter referred to as "Common Stock")

     (e)   CUSIP Number:

           911363 10 9

Item 3

     Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or 13d-2(c):

     Not applicable.



                              Page 3 of 7 pages

Item 4

     (a)   Amount Beneficially Owned:

           See Item 9 of the Cover Page attached hereto and the information set forth below.

     (b)   Percent of Class:

           See Item 11 of the Cover Page attached hereto. Such figure is based on the number of shares of Common Stock outstanding as of February 4, 1999 as set forth in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on such date.

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

                 See Item 5 of the Cover Page attached hereto.

            (ii) Shared power to vote or to direct the vote:

                 See Item 6 of the Cover Page attached hereto.

           (iii) Sole power to dispose or to direct the disposition of:

                 See Item 7 of the Cover Page attached hereto.

            (iv) Shared power to dispose or to direct the disposition of:

                 See Item 8 of the Cover Page attached hereto and the information set forth below.

     Mr. Milne beneficially owns an aggregate of 2,392,857 shares of Common Stock (consisting of 1,428,571 issued shares (the "Shares"), 714,286 shares ("Warrant Shares") that may be acquired pursuant to the exercise of warrants to purchase Common Stock ("Warrants"), and 250,000 shares that may be acquired upon the exercise of currently exercisable options).

     Mr. Milne is a party to an agreement with the Company and Bradley S. Jacobs, the Chairman, Chief Executive Officer and a Director of the Company, pursuant to which Mr. Milne has agreed that (i) if Mr. Jacobs sells any Common Stock or Warrants that he



                              Page 4 of 7 pages
beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of Mr. Milne a pro rata portion of Mr. Milne's Shares, Warrant Shares or Warrants at then prevailing prices, and (ii) except for sales that may be required to be made as aforesaid, Mr. Milne shall not (without the prior written consent of the Company) sell or otherwise dispose of any of his Shares, Warrant Shares or Warrants (subject to certain exceptions for charitable gifts). The foregoing provisions of the agreement terminate in September 2002.

Item 5

     Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock check the following box: [X]

Item 6

     Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable.

Item 8

     Identification and Classification of Members of the Group:

     Not applicable.

Item 9

     Notice of Dissolution of Group:

     Not applicable.




                              Page 5 of 7 pages

Item 10

     Certifications:

     Not applicable.

















                              Page 6 of 7 pages

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1999
                                       /s/ John N. Milne
                                       -------------------------------
                                       John N. Milne











                              Page 7 of 7 pages